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                                                           EXHIBIT G


                             WMX TECHNOLOGIES, INC.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60521



February 11, 1997


Cede & Co.
c/o The Depository Trust Company
7 Hanover Square
New York, New York 10004
Ladies and Gentlemen:

         The Board of Directors reviewed the February 10, 1997 letter and attachments from Cede & Co. regarding an effort by Quantum Partners LDC to nominate four individuals for election as directors of the Company. The Board has determined that these nominations are not in compliance with the Company's By-laws and will not be considered at the 1997 Annual Meeting of Stockholders of the Company.

         The Board also directed the Nominating Committee of the Board to consider the four individuals identified in the letter as possible candidates for nomination as directors of the Company. The Nominating Committee has engaged a search firm and is in the process of identifying one or more new candidates for nomination as directors. Additional information concerning the four individuals named in the letter, and any other individuals to be recommended to the Nominating Committee, should be sent to the Nominating Committee, in care of the undersigned.

Very truly yours,

/s/ Herbert A. Getz
Herbert A. Getz
Senior Vice President and Secretary


cc: Quantum Partners LDC